UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AMERICOLD REALTY TRUST

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

03064D108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03064D108	13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS Ronald W. Burkle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 03064D108	13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS YF ART Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 03064D108	13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS YF ART Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 03064D108	13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 03064D108	13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS Yucaipa American Alliance Fund I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 03064D108	13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS Yucaipa American Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 03064D108	13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS Yucaipa American Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 38,422,583
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 38,422,583
	8.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,422,583
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.0% (See Item 4 below)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 03064D108	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Americold Realty Trust, a Maryland real estate investment trust (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, Georgia.

Item 2(a).	Name of Person Filing:

This statement is being filed jointly by (i) Ronald W. Burkle, an individual, (ii) YF ART Holdings, L.P., a Delaware limited partnership (“YFA”), (iii) YF ART Holdings GP, LLC, a Delaware limited liability company (“YFA GP”), (iv) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF I”), (v) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF I LLC”), (vi) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), and (vii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American” and, together with Mr. Burkle, YFA, YFA GP, YAAF I, YAAF I LLC, and Yucaipa American Funds, the “Reporting Persons”). YFA GP is the general partner of YFA. YAAF I is the managing member of YFA GP. YAAF I LLC is the general partner of YAAF I. Yucaipa American Funds is the managing member of YAAF I LLC. Yucaipa American is the managing member of Yucaipa American Funds. Mr. Burkle is the managing member of Yucaipa American. Each of Mr. Burkle, YFA GP, YAAF I, YAAF I LLC, Yucaipa American Funds and Yucaipa American, by virtue of their direct or indirect control of YFA, may be deemed to beneficially own some or all of the securities reported as being held by YFA. This filing shall not be deemed to be an admission that any Reporting Person is the beneficial owner of any of the reported securities for purposes of Section 13 of the Act or for any other purpose.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

Item 2(c).	Citizenship:

Each of YFA, YFA GP, YAAF I, YAAF I LLC, Yucaipa American Funds and Yucaipa American is organized under the laws of the State of Delaware. Mr. Burkle is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Issuer to which this statement on Schedule 13G relates is Common Shares of Beneficial Interest (the “Common Shares”).

CUSIP No.	13G	Page 10 of 13 Pages

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Shares is 03064D108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Item 4(a).	Amount beneficially owned:

See Item 9 on the cover pages hereto.

Item 4(b).	Percent of Class:

See Item 11 on the cover pages hereto.

The percentages reported in this Schedule 13G are calculated based upon 147,861,840 Common Shares outstanding, as of November 1, 2018, as described in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

CUSIP No. 03064D108	13G	Page 11 of 13 Pages

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 99.1 and Exhibit 99.2.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Materials to be Filed as Exhibits

Exhibit 99.1: Joint Filing Agreement, dated as of February 14, 2019, by and among Ronald W. Burkle, YFA, YFA GP, YAAF I, YAAF I LLC, Yucaipa American Funds, and Yucaipa American Management.

Exhibit 99.2: Item 8 Information.

CUSIP No. 03064D108	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

Dated: February 14, 2019	YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle

Dated: February 14, 2019	YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Dated: February 14, 2019	YUCAIPA AMERICAN ALLIANCE FUND I, L.P.

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

				By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Dated: February 14, 2019	YUCAIPA AMERICAN ALLIANCE FUND I, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 922107107	13G	Page 13 of 13 Pages

Dated: February 14, 2019	YF ART HOLDINGS, L.P.

By: YF ART Holdings GP, LLC
Its: General Partner

By: Yucaipa American Alliance Fund I, LP
Its: Managing Member

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

Dated: February 14, 2019	YF ART HOLDINGS GP, LLC

By: Yucaipa American Alliance Fund I, LP
Its: Managing Member

By: Yucaipa American Alliance Fund I, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member